

March 26, 2021

Shmuel Chafets
Chief Executive Officer
Target Global Acquisition I Corp.
PO Box 1093, Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

> **Re: Target Global Acquisition I Corp.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2021**
> **File No. 333-253732**

Dear Mr. Chafets:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
Forward purchase agreement, page 19

1. Please identify the FPA Purchaser here and describe the specific nature of the purchaser's affiliation with your sponsor. Please also disclose whether or not the forward purchase shares are eligible to vote on the initial business combination or any other matter prior to the consummation of the initial business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance